Exhibit 4.3

March 30, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Subject: Las Vegas Sands Corp. 10-K

In accordance with paragraph (b)(4)(iii) of Item 601 of Regulation S-K, Las Vegas Sands Corp. (the “Corporation”) has not filed with the Securities and Exchange Commission (the “SEC”) copies of certain instruments with respect to long-term debt of the Corporation and its subsidiaries, the total amount of debt authorized under each of which does not exceed 10% of the aggregate assets of the Corporation and its subsidiaries on a consolidated basis. The Corporation hereby agrees to furnish to the SEC, upon request, a copy of each instrument which defines the rights of holders of such long-term debt.

Very truly yours,

LAS VEGAS SANDS CORP.

By:	/s/ BRADLEY K. SERWIN
Bradley K. Serwin
General Counsel and Secretary